[LOGO]
ADEPT TECHNOLOGY, INC.


                                           FOIA CONFIDENTIAL TREATMENT REQUESTED


                                 April 12, 2005


(925) 245-3413

By Overnight Delivery and EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0306
Washington, DC  20549
Attention:  Gary Todd

         Re:      Adept Technology, Inc.
                  Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the quarter ended October 2, 2004
                  Form l0-Q for the quarter ended January 1, 2005
                  File No. 000-27122

Ladies and Gentlemen:

         On behalf of Adept Technology, Inc. ("Adept" or "the Company"), we hereby respond to your comment letter dated March 29, 2005 (the "Comment Letter") relating to the above-referenced filings by Adept with the Securities and Exchange Commission (the "Commission"). For ease of reference, the bold headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

         Adept requests, pursuant to the provisions of Commission Rule 83 (17 C.F.R. ss. 200.83), confidential treatment of the Annex A accompanying this letter as noted and bearing the Bates Number ADEO CTR 001- ADEO CTR 002 that includes information being provided supplementally to the Staff (the "Confidential Information"), under the Freedom of Information Act (5 U.S.C. ss.
552) (the "FOIA"). The Confidential Information contains confidential business information, which we believe is covered by one or more exemptions in the FOIA. Such information, if made public, could adversely affect Adept. A letter detailing Adept's confidential treatment request accompanies this letter and is also being filed with the Office of Freedom of Information and Privacy Act Operations.

  3011 Triad Drive * Livermore, CA 94550 * (925) 245-3400 * (925) 960-0452 Fax
                                  www.adept.com

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 2


Form 10-K for the fiscal year ended June 30, 2004
-------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and
-----------------------------------------------------------------------
Results of Operations - Page 16
-------------------------------

Critical Accounting Policies and Estimates - Page 17
----------------------------------------------------

1. Critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie your key accounting policies. That information should generally expand upon and not merely repeat basic accounting policies. We see that the revenue discussion is mostly factual. Please expand that item to more specifically identify and describe the nature and extent of complex estimates and subjective judgments associated with your revenue practices, including discussion about the susceptibility of those estimates and judgments to change. That disclosure should also describe the factors you consider in evaluating the significance of subjective matters in determining the amounts and timing of revenue. Apply in future filings. Refer to FR-60 and Exchange Act release 34-48960 for further guidance.

         In response to the Staff's comment, Adept intends to disclose in future filings any complex judgments and estimates underlying key accounting policies. Adept supplementally advises the Staff that the discontinuation of our Solutions business late in fiscal 2004 has simplified revenue recognition matters for fiscal 2005 and future years.

Results of Operations
---------------------

Net Revenues - Page 21
----------------------

2. Where significant, please quantify the impact of changes in exchange rates on reported revenues and expenses. Apply in future filings.

         Management concluded that the impact of changes in exchange rates on reported revenues and expenses was not significant in fiscal 2004. Adept will include this disclosure in future filings if the impact becomes significant.

Item 9A. Controls and Procedures - Page 47
------------------------------------------

3. We note your statement that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions,

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 3


         regardless of how remote." You should delete the referenced sentence. Alternatively, you should expand to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officers concluded that disclosure controls and procedures are effective at that reasonable assurance level. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8283.htm Apply in future filings, including quarterly filings.

         Adept will revise its disclosures in future filings in response to this comment. Adept intends to include in its Item 9A discussion, disclosure substantially similar to the following:

         Adept's disclosure controls and procedures are designed to ensure that the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met under all potential conditions, regardless of how remote, and may not prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Adept have been detected.

Financial Statements
--------------------

Consolidated Statements of Operations - Page 57
-----------------------------------------------

4. We see from your business and MD&A discussions that you have revenues from services provided to your customers and royalties from licenses. Tell us how your income statement considers the formatting guidance from Rules 5-03(b)(1) and 5-03(b)(2) to Regulation S-X.

         Adept's MD&A (page 21) discloses revenues as emanating from its two business segments, consisting of Components revenue of $30.8 million and Services and Support revenues of $18.3 million. A more detailed discussion of these revenues is included in Annex A. Approximately 90% of the Parts & Services revenue item (which comprises most of the Services and Support revenues) consists of revenue from the sale of

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 4


         spare  parts  and  refurbished  robots.  Revenue  from  service-related activities (such as maintenance, repair, and training) was approximately 5% of total revenue in fiscal 2004. Revenue from licensing and royalties was less than 1% of total revenue in fiscal 2004. Thus neither category required separate disclosure on the face of the income statement in accordance with Regulation S-X Rules 5-03(b)(1) and 5-03(b)(2). In future filings we intend to expand our description of our Services and Support business segment to clarify that segment revenues include sales of spare parts and refurbished robots. Furthermore, to the extent our service revenues meet the thresholds for separate disclosure in our income statement, we will do so.

Note I: Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition - Page 63
-----------------------------

5. We see the general criteria you apply for product revenue recognition purposes. Tell us more about the terms and conditions of transactions with systems integrators. Show us how you apply the disclosed criteria for transactions with those entities and demonstrate to us that your revenue practices are appropriate for transactions with those parties. We are particularly interested in considerations that drive the timing of revenue. Your supplemental response should be detailed and specific.

         To facilitate the Staff's understanding of Adept's revenues practices, we have provided a detailed breakdown of fiscal 2004 revenues in Annex
         A. Adept products are primarily sold by its internal sales force to system integrators, OEM's, and end users. We generally supply off-the-shelf components to our direct customers (systems integrators, OEM's, and end users) who use our components in specific application solutions. The specific solutions generally use custom designed fixtures (which we do not supply) with our robots and controllers. The overall solution is controlled by customer tailored software (such tailoring may make use of our software templates and vision enabling tools). It is our customers who assemble these elements into complex systems, and it is these systems which may have acceptance criteria attached to them. The approximately 250 system integrator customers accounted for about 60% of Adept component sales in fiscal 2004. Sales to system integrators are recognized at point of shipment from Adept facilities because title and risk of loss passes to the buyers at this point and system integrators have no right of return other than for defects covered by warranty. No acceptance criteria or multiple element arrangements exist with respect to Adept's sales to system integrators.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 5


6. We see the complexity of the products you provide. Tell us about post shipment obligations (training, installation, etc.) and acceptance protocols associated with product sales. Tell us how you consider these matters in determining the timing of revenue. Unless insignificant, you should present disclosure about these matters in future filings.

         Adept supplementally informs the Staff that standard Adept products with standard specifications are sold to system integrators, OEM's, and end users. Training, installation and application programming are provided at the customer's option under separate arrangements. Post shipment obligations are not included in product sale prices. There are no acceptance criteria related to robots, controllers, spare parts, maintenance, repair, and training, and our customers have no right of return other than for product defects covered by warranty. We have no history of significant product returns. Since we have no post shipment obligations for product sales no disclosure is necessary.

7. As a related matter, you indicate that you generally do not have multiple element arrangements. In light of the apparent complexity of your products tell us more about the terms of product sales and explain the bases for that assertion. The supplemental response should explain how you have considered the requirements of EITF 00-21. Please be detailed and specific.

         As can be seen in Annex A, over 95% of Adept's sales consist primarily of direct shipments of Adept produced robots, controllers, component parts, and software to system integrators, OEM's, and end user customers. There are no significant multiple element arrangements as described in EITF 00-21 and SOP 97-2, as amended.

8. Tell us about return policies and practices, including how your policies are considered in determining the timing of revenue. As relevant, tell us how your revenue practices consider the requirements of FAS 48.

         Adept supplementally advises the staff that our product's Terms of Sale do not include rights of return; therefore, we do not maintain return reserves. We do not have any historical experience of significant returns of product or software. Our warranty policy is also encapsulated in our Terms of Sale and states that we will give a refund at our discretion, and only if there is an identified fault in the product, and only if the customer has complied with Adept's approved maintenance schedules and procedures, and the product has not been subject to abuse.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 6


         Adept also supplementally informs the Staff that Adept Services and Support spare parts shipments can be returned by customers for credit within 10 days. Returns occur on less than one-half of 1% of parts sales, and usually for emergency shipments where our customers order extra parts to ensure their technical problems are fixed. We have not reserved for these sales returns because the amounts have not been material.

9. For software revenue purposes, tell us more about how you evaluate the criteria from SOP 97-2, as amended. For instance, describe the nature and extent of post contract support generally associated with your license arrangements and describe the criteria you evaluate in assessing whether that post shipment support is significant. Describe your practices when that support is deemed significant. How are upgrade or enhancement rights considered in your practices? Do you apply multiple-element accounting for software transactions? If not, why not; and, if so, how do you apply the multiple-element method? The supplemental narrative should show us that your application of the SOP in accounting for software sales is appropriate in your circumstances.

         Adept supplementally advises the Staff that Adept sells two separate and distinct categories of software: (1) software elements within Adept's robot and controller products, and (2) standalone software consisting primarily of HexSight, a library of machine vision software tools.

         The software elements within Adept's products are not products that are sold separately nor are they marketed as a separate product offering to our customers. The Company's robots and controllers have features which are enabled or enhanced through the use of the software enabling tools and other software elements. However, our software enabling tools or other software elements do not operate independently of the robots or controllers, and they are not sold separately and cannot be used without the robots or controllers. Furthermore, although it is undeniable that the software element is critical to the operating capabilities of the robots and controllers, the software elements are not the main focus of our marketing efforts, nor are they what our customers perceive they are buying from Adept. Adept's customers clearly perceive that they are purchasing production automation equipment. Accordingly, Adept believes that the software component of its products is incidental to its products and services taken as a whole. As a result, as described in Response #1, we recognize revenue related to product sales in accordance with SAB 104.

         Sales of standalone software were only 1.4% of net revenues in fiscal 2004 and were not disclosed as a separate line item in the income statement in accordance with Regulation S-X, Rules 5-03 (b)(1) and 5-03(b)(2). These revenues were primarily from sales of HexSight(TM), a library of machine vision software tools. This is a standard product that Adept delivers to customers via a pre-packaged CD-ROM for customers to use in programming their applications. There are no

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 7


         ongoing maintenance obligations of Adept or any customer rights to future upgrades. In addition, from time to time we may do some customer customizations of HexSight tools, and we charge our customers based upon the time required to complete the work. Revenue for such customization work is recognized upon customer acceptance of our work.

         Adept does not generally provide any post-contract support of either software elements within its robot or controller products or standalone software sales. In the event that Adept were to enter into a software arrangement with a license for multiple software deliverables, our revenue recognition practice would follow the multi-element procedures provided by SOP 97-2, as amended. The revenue would be allocated to the various elements of the arrangement based on vendor-specific objective evidence (VSOE) of the relative fair value of each element. If sufficient VSOE did not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement would be deferred until the earlier of the point at which (1) sufficient VSOE does exist or (2) all elements of the arrangement have been delivered.

10. For software to be installed by the customer you disclose that revenue is recognized at shipment if functionality has been previously established and if there are no customizations that cause substantial acceptance risk. Tell us more about how you apply that policy. How do you determine whether acceptance risk is "substantial?" What accounting is applied when these criteria are not achieved?

         Adept supplementally advises the Staff that the acceptance risk associated with customizations was principally relevant to our Solutions segment, now discontinued, for which the accounting treatment was to defer revenue until customer acceptance. Adept's currently marketed software installed by customers provides them with either a development environment used to program their application, such as Adept DeskTop, or tools used to complete such programming, such as HexSight. These are standard products that are not commonly customized. Adept's risk related to customer acceptance is primarily limited to a newly released product for which a defect was discovered. In this uncommon instance, Adept would have to remediate the defect and send the customer a corrective revision. As a result, we do not believe that our acceptance risk related to software sales through the end of fiscal 2004 is substantial.

11. Unless insignificant, please make disclosure about the nature and extent of vendor sales consideration as described in EITF 01-09. Make disclosure about how you estimate discounts and incentives, including how amounts are reported in the financial statements. Apply in future filings.

         Adept advises the Staff that Adept does not provide any vendor sales consideration as described in EITF 01-09.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 8


Note 5 - Goodwill and Other Intangible Assets - Page 70
-------------------------------------------------------

12. In light of your recent losses and accumulated deficit, please make more specific disclosure about how you perform the annual goodwill impairment testing. Make disclosure about the method and to the extent important to an understanding of the method, significant assumptions, and clarify why you believe goodwill is recoverable. Also make disclosure about the nature and extent of subjective estimates associated with that process. For instance, evaluations are often based on projected cash flows that are inherently uncertain. Apply in future filings.

         Adept will  include the  disclosures  requested  by the Staff in future
         filings.   Such  disclosures  will  be  substantially  similar  to  the following:

         The carrying value of goodwill and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future sales and production volumes, revenue and expense growth rates, changes in working capital use, foreign exchange rates and selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. The Company tests its intangible assets annually on April 1 unless there are indications during an interim period that such assets may have become impaired. The Company uses its judgment in assessing whether intangible assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities may signal that an intangible asset has become impaired.


Note 13 - Segment information - Page 79
---------------------------------------

13. Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication "Segment
         Information: Guidance on Applying Statement 131." Apply in future filings.

         We concur and will only include tangible assets in our future filings.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 9


Form 10-Q for the quarter ended January 1, 2005
-----------------------------------------------

Item 4. Controls and Procedures - Page 35
-----------------------------------------

14. In a supplemental response, provide us a more specific description of the material weakness and the related error. Tell us how FAS 52 was not properly applied and quantify the related adjustment. Tell us what you did to ensure that there are not similar errors in prior periods. Also more specifically describe what you did to mitigate the material weakness. That is, describe more specifically how you altered internal controls for this matter. Future filings should present a more detailed description of the weakness, including identification and description of the aspects of FAS 52 that were not properly applied.

         Future filings will include a more detailed explanation, substantially as follows:

         In preparing our financial statements for the interim period ended January 1, 2005, Adept overstated the foreign currency translation gain by approximately $400,000. This error was identified by our independent auditors during their interim review and was corrected prior to the issuance of our Form 10-Q for the period ended January 1, 2005. The error was made by a new Adept employee who inadvertently translated certain monetary and non-monetary accounts at the wrong exchange rates. In addition to training the responsible employee on the requirements of SFAS 52, we have also established an additional control whereby the Corporate Controller reviews the foreign exchange computation each quarter to ensure that the accounts of our international subsidiaries are being correctly designated as monetary and non-monetary and that the correct exchange rates are being used for compliance with FAS 52. We have also reviewed prior quarterly and annual financial statements, and have determined that we did not make a similar error in prior periods.

                                     *******

         As requested by the Staff, Adept acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

         o Staff comments or changes to disclosure in response to Staff comments in the Commission filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 10


         We appreciate your prompt review of this response. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at the above-listed telephone number. We are available to discuss any questions or remaining issues with the Staff in order resolve these comments.

                                          Sincerely,



                                          /s/ Robert R. Strickland

                                          Robert R. Strickland
                                          Chief Financial Officer


cc:      Patrick Enunwaonye - Securities and Exchange Commission
         Brian Cascio - Securities and Exchange Commission
         Robert Bucher - Adept Technology, Inc.

Securities and Exchange Commission
Attention: Gary Todd                                              April 12, 2005
Page 11



                                           FOIA CONFIDENTIAL TREATMENT REQUESTED
                                                                   ADEO CTR 0001


                                     ANNEX A